SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 05, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	June 5, 2007

TAM offers new payment methods for airfares, including financing

Bank payment ticket, automatic debit, payment at lottery outlets, and financing via direct consumer credit are new arrangements adopted by company

São Paulo, June 5, 2007 – TAM (Bovespa: TAMM4 e NYSE: TAM) is implementing new payment methods that offer greater flexibility for travelers purchasing their tickets directly on the Internet at www.tam.com.br, and through the company’s call center (4402-5700). Payment by bank payment ticket, directly at lottery outlets, through checking account debit, and financing via direct consumer credit (DCC) are some of the new arrangements that the company is offering customers, supplementing traditional methods already in use (i.e., cash or credit cards).

With all of these new payment methods, the procedures for ticket purchases are the same as those already adopted for domestic and international flights operated by the company. After making a reservation, the customer will choose one of the payment arrangements.

Starting this week, customers will be able to make payments via bank payment ticket, automatic debiting or direct consumer credit (DCC) – financing done directly by the bank. In the case of automatic debiting or direct consumer credit, the transaction can be performed by customers with checking accounts at the following banks: Itau, Bradesco, Banco do Brasil, Unibanco and Real. At the end of the purchase process, the site directs the customer to home banking at the bank selected, assuring total security for the transaction.

Bank payment tickets are issued by Itau, but payment can be made at any bank, either in person at a branch, or via internet banking. At the end of the purchase process, the system generates a bank ticket for payment in up to two business days. The ticket can be paid for in cash, or by check as long as it is issued by the ticket holder and from the same area where payment is being made.

TAM signed an unprecedented deal with Caixa Economica Federal (CEF), allowing for payment at lottery outlets – of which there are more than 9,000 throughout Brazil – for tickets costing up to R$1,000, including boarding taxes. Purchases can also be paid for at CEF branches, including fares more than R$1,000.

For payment at lottery outlets, the traveler will receive an identifying code that must be presented at the outlet, without any additional documentation necessary. After the payment is confirmed, the customer will receive a message via email or cell phone with the number of his electronic ticket.

“TAM is the first Brazilian airline to offer this range of service to its customers. Our aim is to effectively meet the needs of those customers who at present do not have a credit card and who therefore have greater difficulty buying airline tickets. We are also adopting other payment methods in agreements signed with the major banking institutions so that the customer can make his choice at his convenience,” says Klaus Kuhnast, director of Sales for TAM.

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Investor Relations Contact:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and closed April 2007 with a 50.7% domestic market share and a 69.7% international market share. The company operates flights to 49 destinations throughout Brazil. It serves 76 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded 4.3 million tickets in exchange for points.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.